
December 30, 2014

<u>Via E-mail</u>
René F. Jones
Executive Vice President and Chief Financial Officer
M&T Bank Corporation
One M&T Plaza
Buffalo, New York 14203

> **Re: M&T Bank Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**

Dear Mr. Jones:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Item 8. Financial Statements and Supplementary Data, page 96</u>

<u>Note 5 – Loans and Leases, page 114</u>

1.   We note your discussion of purchased impaired loans and the related rollforward of the accretable yield on page 115, which is separated out between purchased impaired and other acquired loans. We also note that you began to separately report other acquired loans, which are defined as loans that ceased performing in accordance with their contractual terms and became impaired subsequent to their acquisition date, effective September 30, 2011. Additionally, we note from your correspondence dated October 29, 2012, that the non-purchased impaired loans consisted entirely of performing loans at the original acquisition date, which you separately aggregated based upon their common risk characteristics. Please respond to the following:

- Tell us the amount of the non-accretable yield and the contractual unpaid principal balance for the other acquired loans as of September 30, 2011, December 31, 2011, December 31, 2012, December 31, 2013 and September 30, 2014. In this regard, we note that you reclassified $149.6 million and $148.5 million from the non-accretable yield to the accretable yield during the years ended December 31, 2013 and 2012, respectively.
- In light of the fact that the other acquired loans represented performing loans as of the acquisition date, tell us why the balance of the non-accretable yield was so significant.
- Tell us how you estimated the balance of the non-accretable yield for these loans, when the value of the non-accretable difference was calculated (at the acquisition date or a later period) and tell us the primary acquisitions which resulted in these other acquired loans.
- Tell us whether you have recorded any provision for loan losses related to these other acquired loans, and if so, how much, for the years ended December 31, 2013 or 2012, and the nine months ended September 30, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or me at (202) 551-3512 if you have questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant